October 16, 2012

Board of Trustees
Narragansett Insured Tax-Free Income fund
380 Madison Avenue
Suite 2300
New York, NY  10017

Dear Trustees:

As you are aware, since the inception of Narragansett Insured Tax-Free Income Fund (the “Fund”), Aquila Management Corporation and now Aquila Investment Management LLC, has sought to continually provide the Fund’s shareholders with a competitive return.  To accomplish this, we have voluntarily waived our fees and, in the past, reimbursed the majority of the Fund’s expenses.

This letter serves to notify you that Aquila Investment Management LLC contractually agrees to waive fees and/or reimburse expenses to the extent necessary to limit the Fund’s total operating expenses for the Class A Shares to 0.83 of 1% (with similar caps for the other share classes) for the period beginning October 16, 2012 and ending on October 31, 2013.  As with prior contractual expense caps, this contractual cap has been based upon the average of all single state municipal bond funds tracked by Strategic Insight.

Sincerely,

/s/ Diana P. Herrmann
Diana P. Herrmann
President and Chief Executive Officer